FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: Expires: Estimated average burden hours per response

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Eagle River Investments, L.L.C. (1)			Nextel Communications, Inc. (NXTL)					Director	X 10% Owner

				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						May 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date(s)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D):	Price:

	Class A Common				V						95,956(2)			(2)		(2)

	Class A Common										73,193,620(3)			(3)		(3)

	Class A Common										100,000(4)			(4)		(4)

	Class A Common										4,614(5)			(5)		(5)

	Class A Common										See also (6),(7) and (8)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8) J(6)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Forward Sale Contract			Notional Amount (6)		(6)		J(6)			(6)	(6)		(6)	(6)

Forward Sale Contract			Notional Amount (7)		(7)		J(7)			(7)	(7)		(7)	(7)

Forward Sale Contract			Notional Amount (8)		(8)		J(8)			(8)	(8)		(8)	(8)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4):

	Title	Amount or Number of Shares

	Class A Common Stock	(6)		(6)		(6)		(I)		ERII is the registered owner of the securities indicated (6)

	Class A Common Stock	(7)		(7)		(7)		(I)		OneComm is the registered owner of the securities indicated (7)

	Class A Common Stock	(8)		(8)		(8)		(I)		ERH is the registered owner of the securities indicated(8)

  Explanation of Responses:

  (1)
  Designated filer on behalf of (a) the Reporting Person, (b) Digital Radio, LLC, a ten percent owner, in which the Reporting Person is a member and manager, (c)  Craig O. McCaw, a member and manager of the Reporting Person, and (d) Dennis M. Weibling, a member and manager of the Reporting Person.

  (2)
  Shares owned directly by Eagle River Holdings, L.L.C. ("ERH"), a wholly-owned subsidiary of the Reporting Person.

  (3)
  Shares owned directly by Digital Radio, LLC. The Reporting Person is a member and manager of Digital Radio, LLC. The Reporting Person, Mr. McCaw and Mr. Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.

  (4)
  Shares owned directly by Mr. McCaw, a member and manager of the Reporting Person.

  (5)
  Shares owned directly by Mr. Weibling, a member and manager of the Reporting Person.

  (6)
  Eagle River Investments International, L.L.C. ("ERII"), a wholly-owned subsidiary of the Reporting Person, entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which ERII received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sales contract (the "ERII Contract").

Date	Number of Shares
05/07/01	425,926
05/08/01	246,914
05/17/01	200,000

    The ERII Contract provides ERII with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable on May 31, 2004, the date the ERII Contract expires. Pursuant to the ERII Contract, at the expiration date, ERII must sell the Shares, or a lesser or greater number of shares which shall be determined based on the share price on the expiration date, to the counterparty.

  (7)
  OneComm Investments, L.L.C. ("OneComm"), a wholly-owned subsidiary of the Reporting Person, entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which OneComm received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sales contract (the "OneComm Contract").

Date	Number of Shares
05/09/01	518,000
05/10/01	73,500
05/11/01	8,500
05/15/01	331,646
05/16/01	1,068,354
05/17/01	1,000,000
05/19/01	300,000
05/22/01	700,000

    The OneComm Contract provides OneComm with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable on June 11, 2004, the date the OneComm Contract expires. Pursuant to the OneComm Contract, at the expiration date, OneComm must sell the Shares, or a lesser or greater number of Shares which shall be determined based on the share price on the expiration date, to the counterparty.

  (8)
  ERH entered into a series of deferred sale transactions on the dates set forth below with a broker-dealer firm pursuant to which ERH received a notional amount of cash on such dates as advances against a future sale of the number of shares set forth opposite such dates (collectively, the "Shares"), in the form of a variable rate forward sales contract (the "ERH Contract").

Date	Number of Shares
05/18/01	400,000
05/19/01	1,100,000
05/22/01	3,000

    The ERH Contract provides ERH with a modified put option and the counterparty with a modified call option with respect to the Shares. In each such transaction, the "options" are both exercisable on May 18, 2004, the date the ERH Contract expires. Pursuant to the ERH Contract, at the expiration date, ERH must sell the Shares, or a lesser or greater number of Shares which shall be determined based on the share price on the expiration date, to the counterparty.

Joint Filer Information
Names:	Digital Radio, LLC Craig O. McCaw Dennis M. Weibling
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Eagle River Investments, L.L.C.
Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)
Date of Event Requiring Statement:	(6), (7) and (8) above
	/s/ C. James Judson	6/11/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential Person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
Page 2 SEC 1474 (7-97)